UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 144

                      NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

________________________________________________________________________________

1(a) NAME OF ISSUER (Please type or print)

     General Cable Corporation
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 (b) IRS IDENT. NO.

     06-1398235
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 (c) S.E.C. FILE NO.

     886035
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 (d) ADDRESS OF ISSUER   STREET             CITY              STATE     ZIP CODE

                         4 Tesseneer Drive  Highland Heights  Kentucky  41076
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 (e) TELEPHONE NO.       AREA CODE          NUMBER
                         859                572-8000
________________________________________________________________________________

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD

     Gregory B. Kenny
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 (b) IRS IDENT. NO.

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 (c) RELATIONSHIP TO ISSUER

     President and Chief Executive Officer
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 (d) ADDRESS             STREET             CITY              STATE     ZIP CODE

                         4 Tesseneer Drive  Highland Heights  Kentucky  41076
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INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.



3(a)           (b)
               Name and Address of       SEC USE
               Each Broker Through       ONLY     (c)
               Whom the Securities       -------  Number of     (d)
               Are to be Offered                  Shares or     Aggregate    (e)                (f)                (g)
Title of the   or Each Market            Broker-  Other Units   Market       Number of Shares   Approximate        Name of Each
Class of       Maker who is              Dealer   to be Sold    Value        or Other Units     Date of Sale       Securities
Securities     Acquiring the             File     (See instr.   (See instr.  Outstanding        (See instr. 3(f))  Exchange
to be Sold     Securities                Number   3(c))         3(d))        (See instr. 3(e))  (MO. DAY YR.)      (See instr. 3(g))
------------   -------------------       -------  -----------   -----------  -----------------  -----------------  -----------------

Common Stock   Sungard Institutional              96,214        $1,500,942   44,484,398         08/09/05             NYSE
                  Brokerage
               4 City Place Drive
               Suite 450
               St. Louis, MO  63141


INSTRUCTIONS:
1.(a) Name of issuer
  (b) Issuer's I.R.S. Identification Number
  (c) Issuer's S.E.C. file number, if any
  (d) Issuer's address, including zip code
  (e) Issuer's telephone number, including area code

2.(a) Name of person for whose account the securities are to be sold
  (b) Such person's I.R.S. identification number, if such person is an entity
  (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
  (d) Such person's address, including zip code

3.(a) Title of the class of securities to be sold
  (b) Name and address of each broker through whom the securities are intended to be sold
  (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
  (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
  (e) Number of shares or other units of the class outstanding, or if debit securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
  (f) Approximate date on which the securities are to be sold
  (g) Name of each securities exchange, if any, on which the securities are intended to be sold

                         TABLE I - SECURITIES TO BE SOLD

    Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

                                               Name of Person
                                               from Whom Acquired
Title of   Date you  Nature of                 (If gift, also give date   Amount of             Date of
the Class  Acquired  Acquisition Transaction   donor acquired)            Securities Acquired   Payment     Nature of Payment
-----------------------------------------------------------------------------------------------------------------------------

Common     08/07/02  Purchase of Shares in     General Cable Corporation  96,214                08/07/02    Cash (1)
Stock      (1)       Unitized Stock Fund       via Trust                                        (1)
                     Within General Cable
                     Deferred Compensation
                     Plan


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

(1) The shares of Common Stock are held as units in the General Cable Stock Fund in the company's Deferred Compensation Plan. The units corresponding to the shares were acquired at prices ranging from $3.33 to $3.53. At this time, the 96,214 shares are equivalent to approximately 115,562 units in the General Cable Common Stock.

INSTRUCTIONS:

1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.



              TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.


                                                                               Amount of          Gross
Name and Address of Seller         Title of Securities Sold    Date of Sale    Securities Sold    Proceeds
----------------------------------------------------------------------------------------------------------

NONE
----------------------------------------------------------------------------------------------------------

REMARKS:


INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph(e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

         08/09/05                                /s/ Gregory B. Kenny
___________________________________     ________________________________________
      DATE OF NOTICE                                 (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

     Any copies not manually signed shall bear typed or printed signatures.

  ATTENTION: Intentional misstatements or omission of facts constitute Federal
                   Criminal Violations (See 18 U.S.C. 1001)